UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations, and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 4.	THE SOLICITATION OR RECOMMENDATION..................................................................................................................	3
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY..............................................................................................	3
SIGNATURE...		5

This Amendment No. 5 to the Schedule 14D-9 (“Amendment No. 5”), filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, and amended on August 9, 2010, August 12, 2010, September 8, 2010, and October 12, 2010 by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase up to all of the outstanding common shares, without par value, of Lionsgate (the “Shares”).

The information in the Schedule 14D-9, as amended prior to the date of this Amendment No. 5, is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 4.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following to the end of the section entitled “Background of the Offer”:

On October 18, 2010, the BCSC heard and granted the Icahn Group’s application to cease trading the rights issued under the Shareholder Rights Plan Agreement.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the top of the table in the section entitled “Securities Transactions”:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Marc Rachesky	October 1, 2010	4,298	(1)	Director Fees (1)
Phyllis Yaffe	October 1, 2010	3,209	(1)	Director Fees (1)
Bacal Norm	October 1, 2010	4,525	(1)	Director Fees (1)
Morley Koffman	October 1, 2010	9,752	(1)	Director Fees (1)
Harald Ludwig	October 1, 2010	14,256	(1)	Director Fees (1)
Daryl Simm	October 1, 2010	3,788	(1)	Director Fees (1)
Arthur Evrensel	October 1, 2010	4,229	(1)	Director Fees (1)
Brian Tobin	October 1, 2010	9,311	(1)	Director Fees (1)
Hardwick Simmons	October 1, 2010	9,215	(1)	Director Fees (1)
Scott Paterson	October 1, 2010	5,878	(1)	Director Fees (1)
Brian Tobin	September 15, 2010	1,042	$7.30	Withholding of Shares (2)
Bacal Norm	September 15, 2010	1,042	$7.30	Withholding of Shares (2)
Hardwick Simmons	September 15, 2010	12,500	$0	Vesting of Equity Awards (3)
Morley Koffman	September 9, 2010	1,042	$7.14	Withholding of Shares (2)
Scott Paterson	September 9, 2010	1,042	$7.14	Withholding of Shares (2)
Arthur Evrensel	September 9, 2010	1,042	$7.14	Withholding of Shares (2)
Harald Ludwig	September 9, 2010	1,042	$7.14	Withholding of Shares (2)
Michael Burns	September 1, 2010	129,047	$0	Vesting of Equity Awards (4)
Michael Burns	September 1, 2010	59,942	$7.21	Withholding of Shares (2)

(1)   Director fees granted in Shares.

(2)  Represents Shares withheld by Lionsgate to satisfy certain tax withholding obligations upon the vesting of restricted share units. Pursuant to the 2004 Plan and Lionsgate’s policies, Shares were automatically canceled to cover certain of the reporting person’s tax obligations. No Shares were sold by Lionsgate or the reporting person.

(3)  Amount includes restricted share units granted by Lionsgate with the reporting person, which are payable in an equal number of Shares.

(4)   Amount includes Shares issued upon vesting of restricted share performance units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By /s/ James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: October 18, 2010